SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                  Stevia Corp.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   86301P 106
                                 (CUSIP Number)

                                 Mohanad Shurrab
                                   PO Box 3571
                           Dubai, United Arab Emirates
                                 (206) 652-3570
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                                Mark C. Lee, Esq.
                             Greenberg Traurig, LLP
                            1201 K Street, Suite 1100
                          Sacramento, California 95814

                                  May 21, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP NO. 86301P 106                                           Page 2 of 5 Pages
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1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Mohanad Shurrab
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United Arab Emirates
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     23,000,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       23,000,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    23,000,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.11% (1)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

----------
1. Based on 58,800,000 shares outstanding on June 23, 2011.

                                  SCHEDULE 13D
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CUSIP NO. 86301P 106                                           Page 3 of 5 Pages
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ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to the shares of common stock, $0.001 par value (the "Common Stock"), of Stevia Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 7117 US 31 S, Indianapolis, IN 46227.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This Schedule 13D is being filed by Mohanad Shurrab (the "Reporting Person").

     (b) The business address of the Reporting Person is PO Box 3571, Dubai, United Arab Emirates.

     (c) The Reporting Person is the former sole officer and director of the Issuer.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United Arab Emirates.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On May 21, 2007, the Reporting Person was elected as the President, Secretary, and Treasurer and a director of the Issuer. The Reporting Person purchased 1,600,000 (pre-split) shares of Common Stock for a cash payment of $20,000 at the time he became an officer and director of the Issuer. On March 4, 2011, the Issuer effected a 35-for-1 forward stock split resulting in the Reporting Person owning 56,000,000 shares of Common Stock. On June 23, 2011, the Issuer acquired all of the outstanding shares of common stock of Stevia Ventures International Ltd., a corporation organized under the laws of the British Virgin Islands ("Stevia Ventures"), through a voluntary share exchange with the sole shareholder of Stevia Ventures (the "Selling Shareholder"), pursuant to a Share Exchange Agreement, dated June 23, 2011 (the "Agreement"), by and among the Issuer, Stevia Ventures, and the Selling Shareholder. In connection therewith, the Reporting Person resigned as an officer and director of the Issuer and surrendered an aggregate of 33,000,000 shares of Common Stock to the Issuer for cancellation and return to treasury, resulting in the Reporting Person owning 23,000,000 shares of Common Stock (the "Shares"). The Agreement was filed with the Securities and Exchange Commission on June 29, 2011 on a Current Report on Form 8-K.

ITEM 4. PURPOSE OF THE TRANSACTION

     The Reporting Person purchased the Shares for a cash payment of $20,000 at the time he became an officer and director of the Issuer.

     Subject to on going evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

                                  SCHEDULE 13D
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CUSIP NO. 86301P 106                                           Page 4 of 5 Pages
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     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person beneficially owns 23,000,000 shares of Common Stock, which represent approximately 39.11% of the outstanding shares of Common Stock.

     (b) The Reporting Person has sole power to vote and sole power to dispose of 23,000,000 shares of Common Stock.

     (c) No transactions in the Issuer's Common Stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Reference is made to the transaction stated in Item 3 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None

                                  SCHEDULE 13D
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CUSIP NO. 86301P 106                                           Page 5 of 5 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: June 29, 2011

                                              /s/ Mohanad Shurrab
                                              ----------------------------------
                                              Mohanad Shurrab